SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                AMENDMENT NO. 1 to
                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            PETRIE STORES CORPORATION
                                 (Name of Issuer)

                     COMMON STOCK, par value $1.00 per share
                         (Title of Class and Securities)

                                   716434-10-5
                      (CUSIP Number of Class of Securities)

                                  Errol M. Cook
                                WP Investors, Inc.
                         Warburg, Pincus Investors, L.P.
                              Warburg, Pincus & Co.
                               466 Lexington Avenue
                            New York, New York  10017
                                  (212) 878-0600

                                 With a Copy to:

                              Stephanie J. Seligman
                        c/o Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000

                                 Louis Lipschitz
                                Toys "R" Us, Inc.
                                  461 From Road
                            Paramus, New Jersey  07652
                                  (201) 262-7800

                                 With a Copy to:

                                   Andre Weiss
                               Schulte Roth & Zabel
                                 900 Third Avenue
                            New York, New York  10022
                                  (212) 758-0404

         (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 November 3, 1994
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Sched-
         ule 13G to report the acquisition which is the subject of this
         Schedule 13D and is filing this schedule because of Rule 13d-
         1(b)(3) or (4), check the following box:  | |
                                                                             __
         Check the following box if a fee is being paid with this statement: | |

                        Exhibit Index Appears on Page __

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                   This Statement amends and supplements the Schedule
         13D filed on August 23, 1994 (the "Schedule 13D") as follows below. All capitalized terms used herein have the meanings set forth in the Schedule 13D.

         1. Item 4. Purpose of Transaction is hereby amended by adding the following thereto:

              On November 3, 1994 WP Investors and the Company entered into an amendment to the Stock Purchase Agreement (the "Amendment to the Stock Purchase Agreement") to provide for the indemnification of WP Investors by the Company with respect to certain tax matters and for each of the Company and WP Investors to waive certain conditions contained in the Stock Purchase Agreement. In connection with the execution of the Amendment to the Stock Purchase Agreement, the Shareholder, acting through his powers of attorney, with the consent of Toys, entered into the Confirmation of the WP Voting Agreement (the "Confirma-tion"). In connection therewith, Toys and WP Investors also amended and restated the Letter Agreement (the "Amended Letter Agreement").

                   A copy of each of the Amendment to the Stock Purchase
              Agreement, the Confirmation and the Amended Letter Agreement are filed as Exhibits G, H and I, respectively, to this Amendment No. 1 to the Schedule 13D and are in-corporated herein by reference, and the foregoing de-scription is qualified in its entirety by reference thereto.

         2. Item 7. Material to be Filed as Exhibits is hereby amended by adding the following thereto:

              Exhibit G    Amendment to the Stock Purchase Agreement,
                           dated as of November 3, 1994 (incorporated by reference to Exhibit 2.1 of the Toys "R" Us
                           Registration Statement on Form S-4 dated
                           November 3, 1994).

              Exhibit H    Confirmation, dated as of November 3, 1994.

              Exhibit I    Amended Letter Agreement, dated November 3,
                           1994.











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                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  November 9, 1994


                                       WP INVESTORS, INC.


                                       By:  /s/ Reuben S. Leibowitz
                                            Name:  Reuben S. Leibowitz
                                            Title: Vice President



                                       WARBURG, PINCUS INVESTORS, L.P.

                                       By: Warburg, Pincus & Co., its
                                           general partner



                                       By:  /s/ Reuben S. Leibowitz
                                             Name: Reuben S. Leibowitz
                                             Title: Partner



                                       WARBURG, PINCUS & CO.



                                       By:  /s/ Reuben S. Leibowitz
                                            Name: Reuben S. Leibowitz
                                            Title: Partner



                                       TOYS "R" US, INC.



                                       By:  /s/ Louis Lipschitz
                                            Name: Louis Lipschitz
                                            Title: Senior Vice President
                                            -- Finance and Chief
                                            Financial Officer


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                                INDEX TO EXHIBITS


         EXHIBIT
         LETTER              DESCRIPTION


         G Amendment to the Stock Purchase Agreement, dated as of November 3, 1994 (incorporated by reference to Exhibit 2.1 of the Toys "R" Us Registration Statement on Form S-4, dated November 3, 1994).

         H                   Confirmation, dated as of November 3, 1994.

         I                   Amended Letter Agreement, dated November 3,
                             1994.






































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